Entergy Louisiana, LLC
639 Loyola Avenue
New Orleans, LA 70113

Alyson M. Mount
Senior Vice President and
Chief Accounting Officer

July 15, 2013

Robert Errett
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Entergy Louisiana Investment Recovery Funding I, L.L.C.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-175117-01

Dear Mr. Errett:

Set forth below are supplemental responses of Entergy Louisiana, LLC, as servicer for Entergy Louisiana Investment Recovery Funding I, L.L.C. (“ELIRF”), to certain comments of the staff of the United States Securities and Exchange Commission (“SEC staff”) set forth in your letter of June 24, 2013.  These further responses supplement our responses provided by our letter dated July 8, 2013 and are being provided to follow up on a July 9, 2013 telephone conference between the staff and Dawn Balash – Senior Counsel, Corporate and Securities of Entergy Services, Inc., relating to our prior responses.  For the convenience of the staff, the comments of the staff that were discussed on the call are reproduced immediately below and are followed by our corresponding supplemental responses.

The supplemental response to comment #2 that is set forth below was prepared in consultation with representatives of The Bank of New York Mellon (“BNY Mellon”).

Comment

1. We note your response to comment 1 of our letter. In addition to any material instance(s) of noncompliance identified in the Form 10-K, please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance(s) of noncompliance with the servicing criteria will provide disclosure, similar to what you have provided in your supplemental responses, to address the following:

● The asset type(s) included in the sample of transactions reviewed for purposes of assessing compliance with servicing criteria applicable to them, where the identified instances of noncompliance were found to exist, and whether the identified instances of noncompliance involved the subject transaction;

● The extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instances of noncompliance that have affected payments or expected payments on the asset-backed securities; and
● The party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Response

We hereby confirm our understanding that Item 1122 requires that a party's assessment of compliance with the applicable servicing criteria as of and for the period ending the end of the fiscal year covered by the Form 10-K report must include a discussion of any material instance of noncompliance identified by the party.  Such discussion should include information similar to what was set forth in the letter of the SEC staff dated June 24, 2013:

● The asset type(s) included in the sample of transactions reviewed for purposes of assessing compliance with servicing criteria applicable to them, where the identified instances of noncompliance were found to exist, and whether the identified instances of noncompliance involved the subject transaction;
● The extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instances of noncompliance that have affected payments or expected payments on the asset-backed securities; and
● The party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

As provided in our letter dated July 8, 2013, if any unaffiliated servicer’s Item 1122 report identifies a material instance of noncompliance, we will request that such servicer disclose to us the information noted in the three bullet points above.  To the extent the servicer provides any such information to us or we otherwise possess any such information, we will disclose such information in the related Form 10-K, and if we are unable to obtain such information, we will disclose the reason why we were unable to obtain such information.

Comment

2.  We note your response to comment 2 of our letter. Please explain how, if the sample of transactions did not include the asset type covered by the Form10-K, BNYM was able to conclude that the identified instances of noncompliance did not involve the transactions covered by the Form 10-K.

Response

BNY Mellon has advised that the identified instances of noncompliance involved miscalculations in the interest rates for certain securities issued by the affected trusts. The interest rates were miscalculated due to (i) an error in the payment model and (ii) the lack of information needed to calculate the interest rate from the servicer.  The interest rate was supposed to be calculated after taking into consideration certain information (the “Servicer Information”) that the servicer was supposed to calculate and deliver to BNY Mellon.  These miscalculations did not affect the transaction covered by the Form 10-K of ELIRF because the securities issued by ELIRF were a single tranche of bonds with a fixed interest rate.  The payment model for the bonds issued by ELIRF is different than the payment model used for manufactured housing transactions and does not require the delivery of Servicer Information in order for BNY Mellon to calculate the amount of interest to be paid.

If you have any questions regarding this response, you may call Dawn Balash at (504) 576-6755.

Very truly yours,

/s/ Alyson M. Mount
Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Louisiana, LLC
(Senior officer in charge of the servicing function of the servicer)